Exhibit 99.2

Santiago, January 27, 2021.

GG.– 024 / 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice / Schedule Annual Ordinary Shareholders’ Meeting.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event.

On this date, Itaú Corpbanca held a Board of Directors’ meeting, at which the members of the Board agreed to schedule the annual ordinary shareholders’ meeting for March 18, 2021 at 10:00 A.M. (Santiago time) at 5537 Presidente Riesco Ave., 3rd Floor, Las Condes. At such meeting, shareholders will review the matters relevant to such corporate body.

The Board of Directors also agreed that this shareholders’ meeting will be held remotely, so that the technological means that will be used will constitute the sole and exclusive mechanism to participate and vote, in order to prevent any exposure to contagion, in accordance with the recommendations and mandatory measures of the Chilean authorities. The information regarding how to register, connect and participate remotely in this meeting, will be available and will be communicated timely in the notices of summons to the meeting and on the bank's website: www.itau.cl.

The notices of summons to annual ordinary shareholders’ meeting will be published in the opportunities provided by the applicable legislation.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca